EXHIBIT 99.1

News Release dated November 29, 2022, Suncor Energy to retain and optimize its Petro-Canada retail business

News Release

FOR IMMEDIATE RELEASE

Suncor Energy to retain and optimize its Petro-CanadaTM retail business

Calgary, Alberta (Nov. 29, 2022) – Suncor Energy’s (TSX: SU) (NYSE: SU) Board of Directors, today announced that following a comprehensive review, it has decided to retain and continue to improve and optimize the Petro-Canada retail business, increasing its EBITDA contribution and strengthening Suncor’s integrated refining & marketing business. This will include continued optimization of the Petro-Canada retail sites across the network as well as continued expansion of strategic partnerships in non-fuel related businesses such as quick service restaurants, convenience stores, loyalty partnerships and energy transition offerings.

“After careful consideration, the Board has concluded that retaining and optimizing the Company’s retail business will generate the highest long-term value for shareholders and therefore, has unanimously decided to retain and continue to optimize the network and expand strategic partnerships for the Petro-Canada retail business that enhance our capabilities and capture increased revenue and cash flow opportunities,” said Board Chair Mike Wilson. “Petro-Canada is a unique, differentiated, and strategic asset due to its strong national network and best in market consumer brand and loyalty program.”

A Committee of the Board, comprised of independent directors with support from independent external advisors and management, oversaw a comprehensive review and analysis of the Company’s retail business. The scope of the review consisted in part of, an analysis of the existing business, including an assessment of the value of Suncor’s integrated model, case studies from comparable peers, studies of the future of retail in Canada and Petro-Canada’s growth plans. The Board also reviewed preliminary indications of interest from a global set of third parties in the Petro-Canada business, through an independent market check process, and considered feedback from a broad range of Suncor stakeholders including investors. The Committee considered the pros and cons of a range of alternatives and the likelihood of capturing long-term value for Suncor if the business was sold.

The review highlighted the strength of the retail business, both as a leading marketer in Canada and as a key element of Suncor’s industry leading integrated model, particularly in the Downstream business. With 18% of the Canadian retail fuel sales, Petro-Canada holds the #1 Canadian Kent Fuel Market Share(1). The strength of this network is appreciated by the more than 3 million active members of Petro-Canada’s leading fuel loyalty program, Petro-Points. An iconic Canadian brand, Petro-Canada is recognized as Canada’s leading Energy brand(2) and the Most Trusted Gas Station Brand in Canada (3).

The Company will provide further information at its Investor Update on November 29, 2022.

1.) as measured by Kalibrate

2.) as reported in the 2021 Leger’s survey

3.) per the 2022 Gustavson Brand Trust Index.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include Suncor's expectations for its Petro-Canada retail business and its belief that retaining and optimizing the retail business will generate the highest long term value for shareholders.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the third quarter of 2022 dated November 2, 2022, its Annual Information Form and Annual Report to Shareholders each dated February 23, 2022, its Form 40-F dated February 24, 2022, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

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